MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2024

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2024 Second Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the "Company”) for the three and six months ended June 30, 2024 which are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting", and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2023, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of July 31, 2024 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns three producing mines in Mexico consisting of the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. The Company owns two additional mines currently in care and maintenance in Mexico: the San Martin Silver Mine and the Del Toro Silver Mine, as well as several exploration projects. In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC ("First Mint").

First Majestic is publicly listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 3

2024 SECOND QUARTER HIGHLIGHTS

Key Performance Metrics	2024-Q2	2024-Q1	Change Q2 vs Q1	2023-Q2	Change Q2 vs Q2	2024-YTD	2023-YTD	Change
Operational
Ore Processed / Tonnes Milled	674,570	588,651	15%	733,170	(8%)	1,263,221	1,579,038	(20%)
Silver Ounces Produced	2,104,181	1,975,176	7%	2,633,411	(20%)	4,079,358	5,176,470	(21%)
Gold Ounces Produced	39,339	35,936	9%	45,022	(13%)	75,275	105,616	(29%)
Silver Equivalent Ounces Produced	5,289,439	5,162,283	2%	6,320,971	(16%)	10,451,724	13,948,076	(25%)
Cash Costs per Silver Equivalent Ounce(1)	$15.29	$15.00	2%	$15.58	(2%)	$15.14	$15.35	(1%)
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$21.64	$21.53	1%	$21.52	1%	$21.58	$21.17	2%
Total Production Cost per Tonne(1)	$113.16	$128.23	(12%)	$128.21	(12%)	$120.18	$129.55	(7%)
Average Realized Silver Price per Silver Equivalent Ounce(1)	$27.81	$23.72	17%	$24.95	11%	$25.88	$23.32	11%

Financial (in $millions)
Revenues	$136.2	$106.0	28%	$146.7	(7%)	$242.2	$303.6	(20%)
Mine Operating Earnings (Loss)	$15.5	($0.3)	NM	$1.1	NM	$15.1	($5.3)	NM
Net Loss	($48.3)	($13.6)	NM	($17.5)	175%	($61.8)	($118.2)	48%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$23.8	$12.6	88%	$26.9	(12%)	$36.4	$48.7	(25%)
Capital Expenditures	$28.3	$28.2	0%	$30.6	(8%)	$56.5	$77.2	(27%)
Cash and Cash Equivalents	$152.2	$102.1	49%	$160.2	(5%)	$152.2	$160.2	(5%)
Total Assets	$1,987.0	$1,955.7	2%	$2,014.0	(1%)	$1,987.0	$2,014.0	(1%)
Total Non-Current Financial Liabilities	$501.1	$495.9	1%	$512.1	(2%)	$501.1	$512.1	(2%)
Working Capital(1)	$229.9	$159.6	44%	$237.2	(3%)	$229.9	$237.2	(3%)
Free Cash Flow(1)	$6.4	$0.9	NM	$7.4	(13%)	$7.4	($19.3)	138%

Shareholders
Loss per Share ("EPS") - Basic	($0.17)	($0.05)	NM	($0.06)	(183%)	($0.21)	($0.43)	51%
Adjusted EPS(1)	($0.07)	($0.06)	(17%)	($0.02)	NM	($0.13)	($0.02)	NM
NM - Not meaningful

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 43 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Second Quarter Production Summary	Santa Elena	San Dimas	La Encantada	Jerritt Canyon(1)	Consolidated
Ore Processed / Tonnes Milled	256,427	183,188	234,955	—	674,570
Silver Ounces Produced	376,947	1,141,906	585,329	—	2,104,181
Gold Ounces Produced	27,176	12,043	46	74	39,339
Silver Equivalent Ounces Produced	2,580,497	2,114,072	589,060	5,811	5,289,439
Cash Costs per Silver Equivalent Ounce	$12.25	$16.66	$23.69	$15.71	$15.29
All-in Sustaining Cost per Silver Equivalent Ounce	$15.07	$21.78	$27.87	$15.71	$21.64
Total Production Cost per Tonne	$107.47	$193.02	$57.11	$—	$113.16
(1) Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed in Q2 2024 resulted in the production of 74 gold ounces.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 4

Second Quarter Operational Highlights

•Total production: Total production in Q2 2024 consisted of 2,104,181 silver ounces and 39,339 gold ounces, representing a 7% and 9% increase, respectively, when compared to Q1 2024. Silver equivalent ("AgEq") production for the quarter was 5.3 million ounces, representing a 2% increase compared to Q1. The silver equivalent (gold to silver) ratio in Q2 2024 decreased 10% to 81:1 compared to 88:1 in Q1 2024 due to the silver price outperforming the gold price. While higher silver prices positively impact revenue, the silver equivalent production is impacted when silver outperforms gold.
•La Encantada increased production: Since successfully identifying a new water source in Q1 2024, water inventory and processing rates at La Encantada have increased significantly leading to a 28% increase in silver production through the second quarter. Plant ore throughput rates are expected to return to targeted levels of approximately 3,000 tonnes per day (“tpd”) in Q3 2024.
•Santa Elena's robust production continues: Production during the second quarter at Santa Elena totaled 2.6 million AgEq ounces, representing a 13% increase compared to Q1 and is on track to exceed the Company’s original annual production guidance plan.
•Inventory: The Company held 712,539 silver ounces in finished goods inventory as at June 30, 2024, inclusive of coins and bullion. The fair value of this inventory, which was not included in the second quarter revenues, at June 30, 2024 was $20.9 million.
•Conversion to Liquefied Natural Gas (“LNG”) at San Dimas: To provide an additional, more reliable and a lower carbon emission power option at San Dimas, management has launched a process at San Dimas to replace the diesel backup power generation plant with LNG. The main source of power at San Dimas remains cost efficient hydroelectricity sourced from Las Truchas, the Company's 100%-owned and operated hydroelectric power generation facility.
•Safety performance: In Q2 2024, the consolidated Total Reportable Incident Frequency Rate (“TRIFR”) remained strong at 0.48, well below the Company's target key performance indicator ("KPI") of <0.90, while the Lost Time Incident Frequency Rate (“LTIFR”) remained positive at 0.12 and below the Company’s target KPI of <0.30 for 2024.
•Sustainability: Continued improvement in the Company’s ESG ratings with ISS ESG, achieving performance in the top 40% of the industry in both Environmental and Social categories, reflecting our carbon footprint reduction and community involvement initiatives.
•Positive exploration results: During the quarter, the Company announced positive exploration results at San Dimas where the Company intersected significant gold and silver mineralization in multiple veins focused in the central and western regions of the property. Subsequent to the quarter end, the Company also announced the discovery of the Navidad vein system, a significant new, vein-hosted gold and silver mineralized system at its Santa Elena property. For further details, please refer to the Company's news releases dated June 13th and July 30th.
•First Mint: During the quarter, ramp-up activities continued at First Mint, with new coin presses and laser-engraving equipment received at the facility. Subsequent to the end of the quarter, installation of the equipment commenced, and the Company expects to launch several new products including coins in the second half of 2024. These added capabilities will increase minting throughput by over 50% and provide new sales channels with an expected increase in retail sales.
•Cash cost per AgEq ounce: Cash cost per AgEq ounce for the quarter was $15.29 per ounce, representing a 2% increase from $15.00 per ounce in the previous quarter. The increase in cash costs per ounce was primarily attributable to the decrease in production at San Dimas as the mine sequencing transitioned to narrower vein areas in addition to ore flow and processing rates being impacted by the ongoing labour relations negotiations that the Company is actively conducting with the unionized workers. This was offset by an increase in production at Santa Elena and La Encantada compared to the previous quarter. At La Encantada, the Company was able to locate a new water source which led to increased water inventory and processing rates. The improved water conditions drove a 28% increase in AgEq production during the quarter.
•All-In sustaining cost ("AISC") per AgEq ounce: AISC per AgEq ounce in the second quarter was $21.64 per ounce, representing a marginal increase from $21.53 per ounce in the previous quarter. This was primarily attributable to the higher cash costs.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 5

•Up to twenty-two active drill rigs: The Company completed a total of 47,447 metres (“m”) of drilling across its mines in Mexico during the second quarter, representing a 31% increase compared to the previous quarter. Throughout the second quarter, up to twenty-two drill rigs were active consisting of thirteen rigs at San Dimas, eight rigs at Santa Elena and one rig at La Encantada.
Second Quarter Financial Highlights
•Cash position and liquidity: The Company ended the quarter with cash and cash equivalents of $152.2 million compared to $160.2 million in the second quarter of 2023, while working capital was $229.9 million compared to $237.2 million in the second quarter of 2023. Cash and cash equivalents exclude an additional $117.5 million that is held in restricted cash.
•Revenue: In the second quarter, the Company generated revenues of $136.2 million compared to $146.7 million in the second quarter of 2023. This was primarily attributed to a 15% decrease in the total number of payable AgEq ounces sold, resulting from higher inventory levels held at quarter-end, the lower production levels at San Dimas due to the ongoing labour relations negotiations and the temporary suspension of mining activities at Jerritt Canyon in 2023 which contributed $15.7 million in revenues during the second quarter of 2023, partially offset by the increasing production levels and revenues at Santa Elena. This was partially offset by an 11% increase in the average realized silver price, which was $27.81 per ounce during the quarter, compared to $24.95 per ounce during the same quarter of the prior year.
•Mine operating earnings: The Company realized mine operating earnings of $15.5 million compared to mine operating earnings of $1.1 million in the second quarter of 2023. The increase in mine operating earnings was primarily attributed to an increase in operating earnings from Santa Elena of $18.9 million compared to the second quarter of 2023, attributable to higher throughput along with strong metal recoveries and grades from Ermitaño. Additionally, the Company incurred operating losses of $8.6 million and standby costs of $8.4 million in the second quarter of 2023 primarily related to restructuring and demobilization activities following management's decision to temporarily suspend activities at Jerritt Canyon in March 2023. This was offset by higher operating losses at San Dimas and La Encantada as a result of fewer AgEq ounces produced.
•Cash flow from operations: Operating cash flow before changes in working capital and taxes in the quarter was $23.8 million compared to $26.9 million in the second quarter of 2023.
•Net loss: Net loss for the quarter was $48.3 million (EPS of ($0.17)) compared to a net loss of $17.5 million (EPS of ($0.06)) in the second quarter of 2023. The increase in net loss was primarily attributed to a $22.6 million non-cash deferred income tax expense in the quarter as compared to a $10.3 million deferred income tax recovery in the second quarter of 2023, and a non-cash foreign exchange loss of $11.1 million in the quarter compared to a gain of $6.0 million in the second quarter of 2023. This was partially offset by higher mine operating earnings of $14.3 million as compared to the second quarter of 2023.
•Adjusted net loss1: Adjusted net loss for the quarter, normalized for non-cash or non-recurring items such as share-based payments, write-downs on mineral inventory, unrealized losses on marketable securities, abnormal costs, and deferred income tax for the quarter ended June 30, 2024, was $20.4 million (Adjusted EPS of ($0.07)) compared to adjusted net loss of $5.5  million (Adjusted EPS of ($0.02)) in the second quarter of 2023.
•Capital expenditures: The Company’s total capital expenditures in the second quarter were $28.3 million (2023 - $30.6 million) consisting of $13.5 million for underground development (2023 - $16.0 million), $9.4 million in exploration (2023 - $8.9 million), and $5.4 million in property, plant and equipment (2023 - $5.6 million).

1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 42 to 51 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 6

2024 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s updated production outlook and cost guidance for 2024. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company is updating its full year 2024 guidance to reflect the following changes:

1.Improved metal price environment: the revised silver and gold price assumptions for the second half of 2024 are $28.00 and $2,300 per ounce.
2.Strong production forecast at Santa Elena: management is increasing the Santa Elena production forecast to 9.2 to 9.6 million silver equivalent ounces, an increase of 14% (mid-point) compared to the original guidance.
3.New water source at La Encantada: increased production forecast at La Encantada, with H2 production guidance forecasted to be 38% higher than H1 actuals, based on the mid-point of the updated guidance.
4.Labour negotiations at San Dimas: management is assuming labour inefficiencies to continue throughout Q3 while negotiations are ongoing with the unionized workers and is planning for normalized production rates at San Dimas in Q4 2024.

As a result of these adjustments, our 2024 consolidated production guidance remains relatively unchanged at 21.4 to 22.6 (mid-point: 22.0) million AgEq ounces compared to the prior guidance of 21.1 to 23.5 (mid-point: 22.3) million AgEq ounces, with a slight increase in silver production offset by a slight decrease in gold production on a consolidated basis.

The Company is also providing updated guidance on a mine-by-mine basis for the second half of 2024.

GUIDANCE FOR SECOND HALF 2024

	Silver Oz (M)	Gold Oz (k)	AgEq Oz (M)	Cash Cost *	AISC *

Operation:				($ per AgEq Oz)	($ per AgEq Oz)
Santa Elena, Mexico	0.6 – 0.7	45 – 50	4.3 – 4.8	12.71 – 13.33	15.55 – 16.42
San Dimas, Mexico	2.9 – 3.2	30 – 34	5.3 – 6.0	12.46 – 13.21	16.35 – 17.47
La Encantada, Mexico	1.4 – 1.5	–	1.4 – 1.5	19.54 – 20.62	23.83 – 25.36
Operations Total:	4.8 – 5.4	75 – 84	11.0 – 12.2	13.41 – 14.15	18.54 – 19.79
Corporate:				($ per AgEq Oz)	($ per AgEq Oz)
Corporate Charges	–	—	—	—	0.51 — 0.58
Total:				($ per AgEq Oz)	($ per AgEq Oz)
Consolidated	4.8 – 5.4	75 – 84	11.0 – 12.2	13.41 – 14.15	19.05 – 20.35

GUIDANCE FOR FULL YEAR 2024

	Silver Oz (M)	Gold Oz (k)	AgEq Oz (M)	Cash Cost *	AISC *

Operation:				($ per AgEq Oz)	($ per AgEq Oz)
Santa Elena, Mexico	1.3 – 1.4	94 – 99	9.2 – 9.6	12.45 – 12.73	15.25 – 15.64
San Dimas, Mexico	5.2 – 5.5	56 – 59	9.8 – 10.4	14.17 – 14.69	18.69 – 19.45
La Encantada, Mexico	2.4 – 2.5	–	2.4 – 2.5	21.52 – 22.26	26.17 – 27.18
Operations Total:	8.9 – 9.5	150 – 158	21.4 – 22.6	14.25 – 14.68	19.73 – 20.45
Corporate:				($ per AgEq oz)	($ per AgEq oz)
Corporate Charges	–	—	—	—	0.63 — 0.67
Total:				($ per AgEq oz)	($ per AgEq oz)
Consolidated	8.9 – 9.5	150 – 158	21.4 – 22.6	14.25 – 14.68	20.36 – 21.12
* Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods (see "Non-GAAP Financial Measures" on pages 43 to 52 below).

First Majestic Silver Corp. 2024 Second Quarter Report	Page 7

For the full year of 2024, the Company now estimates silver production will range between 8.9 to 9.5 million ounces compared to the prior guidance of 8.6 to 9.6 million ounces, a 1% increase on the mid-point average. Additionally, gold production is estimated to range between 150,000 to 158,000 ounces compared to the prior guidance of 150,000 to 167,000, a 3% decrease based on the mid-point average.

Annual cash costs are now expected to be within the range of $14.25 to $14.68 per ounce, slightly higher than the previous guidance of $13.69 to $14.46 per ounce, primarily due to a stronger than budgeted Mexican Peso in H1 combined with lower production from San Dimas.

The Company is projecting its consolidated 2024 AISC to be within a range of $20.36 to $21.12 on a per consolidated payable AgEq ounce basis, slightly higher than the original guidance range of $19.25 to $20.57 due to higher cash costs. Excluding non-cash items, the Company anticipates its 2024 AISC to be within a range of $19.57 to $20.27 per payable AgEq ounce. An itemized AISC cost table is provided below:

FY 2024
All-In Sustaining Cost Calculation
($ per AgEq Oz)
Total Cash Costs per Payable Equivalent Silver Ounce	14.25 – 14.68
General and Administrative Costs	1.58 – 1.67
Sustaining Development Costs	1.38 – 1.42
Sustaining Property, Plant and Equipment Costs	0.81 – 0.85
Profit Sharing	0.87 – 0.92
Lease Payments	0.68 – 0.72
Share-based Payments (non-cash)	0.63 – 0.68
Accretion and Reclamation Costs (non-cash)	0.16 – 0.17
All-In Sustaining Costs (AgEq Oz)	20.36 – 21.12
All-In Sustaining Costs: (AgEq Oz excluding non-cash items)	19.57 – 20.27
1.AISC is a non-GAAP measure and is calculated based on the Company’s consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.
2.For further details of these measures, including equivalent historical information, please see “Non-GAAP Measures” on pages 43 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

UPDATED CAPITAL BUDGET

In 2024, the Company now plans to invest a total of $136.4 million on capital expenditures consisting of $49.5 million for sustaining activities and $87.1 million for expansionary projects. This represents a 9% increase compared to the original 2024 capital expenditures guidance and is aligned with the Company’s future growth strategy of increasing exploration and development activities at Santa Elena, San Dimas and Jerritt Canyon.

2024 Capital Budget ($millions)	Sustaining	Expansionary	Total
Underground Development	$31.2	$43.3	$74.5
Exploration	-	37.6	37.6
Property, Plant and Equipment	17.7	4.1	21.8
Corporate Projects	0.6	2.1	2.7
Total	$49.5	$87.1	$136.4

Under the updated 2024 budget, the Company is planning to complete a total of approximately 34,304 metres of lateral underground development, representing an 11% increase on the original guidance. In addition, the Company is now planning to complete a total of approximately 211,600 metres of exploration drilling in 2024, representing a 12% increase compared to the original guidance. In the first half of 2024, the Company completed 14,836 metres of underground development and 83,721 metres of exploration drilling.

Management may revise the guidance during the year to reflect actual and anticipated changes in metal prices or to the business. There can be no assurance that cost estimates related to the Company's 2024 guidance will prove to be accurate.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 8

For further details regarding risks related to the allocation of capital by the Company, see the section in the Company’s most recently filed Annual Information Form ("AIF") entitled "Risk Factors - Financial Risks - Allocation of Capital - Sustaining and Expansionary Capital", which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR as an exhibit to our most recent Form 40-F filed with the SEC.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 9

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2024		2023				2022
PRODUCTION HIGHLIGHTS	Q2(3)	Q1(3)	Q4(2)	Q3(2)	Q2(2)	Q1(2)	Q4	Q3
Ore processed/tonnes milled
Santa Elena	256,427	224,394	233,601	226,292	213,878	208,821	207,188	214,387
San Dimas	183,188	178,957	215,232	213,681	227,065	219,367	210,108	185,126
La Encantada	234,955	185,298	203,898	230,230	260,986	271,278	254,766	255,945
Jerritt Canyon	—	—	—	—	31,240	146,403	179,502	181,056
Consolidated	674,570	588,651	652,731	670,203	733,170	845,868	851,564	836,514

Silver equivalent ounces produced
Santa Elena	2,580,497	2,280,739	3,008,449	2,669,411	1,788,596	2,105,336	2,302,904	2,733,761
San Dimas	2,114,072	2,364,875	3,110,677	3,010,458	3,372,418	3,296,367	3,054,098	3,776,124
La Encantada	589,060	459,110	521,424	573,458	806,789	843,951	813,649	788,872
Jerritt Canyon	5,811	57,559	—	32,463	353,168	1,381,452	1,388,140	1,467,435
Consolidated	5,289,439	5,162,283	6,640,550	6,285,790	6,320,971	7,627,105	7,558,791	8,766,192

Silver ounces produced
Santa Elena	376,947	355,205	582,484	347,941	142,037	104,129	199,388	308,070
San Dimas	1,141,906	1,163,792	1,513,791	1,548,203	1,690,831	1,602,483	1,392,506	1,649,002
La Encantada	585,329	456,179	516,141	565,724	800,543	836,448	804,802	779,028
Consolidated	2,104,181	1,975,176	2,612,416	2,461,868	2,633,411	2,543,059	2,396,696	2,736,100

Gold ounces produced
Santa Elena	27,176	21,713	28,056	28,367	20,073	24,039	25,830	26,989
San Dimas	12,043	13,543	18,468	17,863	20,509	20,124	20,257	23,675
Jerritt Canyon	74	647	—	396	4,364	16,341	16,845	16,299
Consolidated	39,293	35,903	46,524	46,626	44,946	60,504	62,932	66,963

Cash cost per Ounce(1)
Santa Elena (per AgEq Ounce)	$12.25	$12.13	$10.42	$11.72	$14.45	$11.93	$11.20	$10.37
San Dimas (per AgEq Ounce)	$16.66	$15.81	$13.21	$14.07	$12.07	$10.86	$11.54	$8.25
La Encantada (per AgEq Ounce)	$23.69	$25.22	$26.19	$25.63	$16.90	$15.48	$15.48	$15.55
Jerritt Canyon (per Au Ounce)	$1,186	$1,260	$—	$1,478	$4,181	$2,540	$2,519	$2,767
Consolidated (per AgEq Ounce)	$15.29	$15.00	$13.01	$14.13	$15.58	$15.16	$15.36	$13.34

All-in sustaining cost per Ounce(1)
Santa Elena (per AgEq Ounce)	$15.07	$14.70	$12.82	$14.68	$18.00	$15.18	$12.75	$12.29
San Dimas (per AgEq Ounce)	$21.78	$20.49	$17.80	$17.76	$15.89	$14.67	$16.79	$10.97
La Encantada (per AgEq Ounce)	$27.87	$31.64	$34.14	$29.86	$19.83	$18.64	$19.39	$18.61
Jerritt Canyon (per Au Ounce)	$1,186	$1,260	$—	$1,730	$4,205	$3,055	$2,865	$3,317
Consolidated (per AgEq Ounce)	$21.64	$21.53	$18.50	$19.74	$21.52	$20.90	$20.69	$17.83

Production cost per tonne
Santa Elena	$107.47	$120.22	$117.36	$125.05	$109.88	$108.74	$114.29	$124.94
San Dimas	$193.02	$200.72	$183.61	$193.41	$173.62	$157.39	$162.68	$161.41
La Encantada	$57.11	$67.80	$64.70	$61.35	$49.91	$46.27	$47.69	$46.29
Jerritt Canyon	$—	$—	$—	$—	$577.83	$278.57	$233.39	$245.66
Consolidated	$113.16	$128.23	$122.76	$125.81	$128.21	$130.71	$131.41	$135.07
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 43 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) At Jerritt Canyon, the Company incurred costs related to mining activities for only 79 days during the first quarter of 2023. Jerritt Canyon production during the second quarter comprised of processing most of its remaining ore stockpiles and work-in-process ("WIP") inventory throughout April and May 2023. Jerritt Canyon production during the third quarter of 2023 comprised of pouring ounces from its in-process inventory. Refer to Jerritt Canyon operational highlights for further details.
(3) Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed in 2024 resulted in production of 74 gold ounces in Q2 2024 and 647 gold ounces in Q1 2024.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 10

Operating Results – Consolidated Operations

CONSOLIDATED	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q2 vs Q1	Change '24 vs '23

Ore processed/tonnes milled	674,570	588,651	1,263,221	1,579,038	15%	(20%)

Production
Silver ounces produced	2,104,181	1,975,176	4,079,358	5,176,470	7%	(21%)
Gold ounces produced	39,339	35,936	75,275	105,616	9%	(29%)
Silver equivalent ounces produced	5,289,439	5,162,283	10,451,724	13,948,076	2%	(25%)

Cost
Cash cost per AgEq Ounce(1)	$15.29	$15.00	$15.14	$15.35	2%	(1%)
All-in sustaining costs per AgEq Ounce(1)	$21.64	$21.53	$21.58	$21.17	1%	2%
Total production cost per tonne(1)	$113.16	$128.23	$120.18	$129.55	(12%)	(7%)

Underground development (m)	8,135	6,701	14,836	19,649	21%	(24%)
Exploration drilling (m)	47,447	36,274	83,721	78,973	31%	6%
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 43 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Production
Total production in the second quarter of 2024 was 5.3 million AgEq ounces consisting of 2.1 million ounces of silver, and 39,339 ounces of gold. This represented an increase of 7% and 9%, respectively, when compared to the previous quarter, with the highest production contribution coming from Santa Elena. San Dimas continued to be impacted by a reduction in throughput and grades caused by the transition to lower grade areas of the Central and Graben blocks in addition to labour disruptions as a result of the ongoing labour relations negotiations. Production at La Encantada improved from the previous quarter since successfully identifying a water source at the end of Q1 2024, leading to a significant increase of 28% in silver production through the second quarter. Finally, the silver equivalent (gold to silver) ratio in Q2 2024 decreased 10% to 81:1 compared to 88:1 in Q1 2024 due to the silver price outperforming the gold price. While higher silver prices positively impact revenue, the silver equivalent production is impacted when silver outperforms gold.

At San Dimas, negotiations with the National Union continued to progress in the second quarter and remain ongoing. Management is optimistic about reaching an agreement in the near-term and expects production at San Dimas to increase once that has been reached. Additionally, at La Encantada, the successful identification of a new water source at the end of the previous quarter has led to improved water inventory levels and processing rates at the plant. Planned throughput rates are expected to return to targeted levels in Q3 2024.

Total ore processed amounted to 674,570 tonnes during the quarter, representing a 15% increase compared to the prior quarter, primarily due to continued strong performance at Santa Elena and higher throughput at La Encantada from improved water inventory levels at the mine.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 11

Cash Cost and All-In Sustaining Cost per Ounce
Cash cost per AgEq ounce for the quarter was $15.29 per ounce, representing a 2% increase from $15.00 per ounce in the previous quarter. The increase in cash costs per ounce was primarily attributable to the decrease in production at San Dimas as the mine sequencing transitioned to narrower vein areas in addition to ore flow and processing rates being impacted by the ongoing labour relations negotiations that the Company is actively conducting with the unionized workers. This was offset by an increase in production at Santa Elena and La Encantada compared to the previous quarter. At La Encantada, the Company was able to locate a new water source which led to increased water inventory and processing rates. The improved water conditions drove a 28% increase in AgEq production during the quarter.
All-in Sustaining Cost per AgEq ounce in the second quarter was $21.64 per ounce, representing a marginal increase from $21.53 per ounce in the previous quarter. This was primarily attributable to the higher cash costs.
Management continues to undertake a series of cost reduction initiatives across the organization aimed at improving efficiencies, lowering production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production. Current initiatives for 2024 include:
•Renegotiating certain contracts and reducing the use of external consultants;
•Restructuring to optimize the workforce and reduce labour costs;
•Optimizing use of reagent and grinding media consumption;
•Implementing changes in shift line-up and other changes aimed at increasing productivity at San Dimas;
•Utilizing ore control drilling methods to verify stope positioning, grade and tonnage while also increasing rates of mine development which are expected to open additional ore stopes at San Dimas;
•Optimizing mining sequencing with the goal of improving ore extraction at San Dimas, Santa Elena and La Encantada;
•Increasing ore blending options at La Encantada to improve recovery rates;
•Shifting all cemented rock fill operations underground to increase backfill efficiencies and reduce backfill costs at Santa Elena;
•Increasing the capacity of the tailing filtration of the new press filters at Santa Elena by adding a higher capacity offtake conveyor system, with a goal to increase plant throughput rates;
•Upgrading the haulage contract and replacing the haulage contractor with a more efficient and cost-effective service;
•Lowering holding costs at the Company's suspended operations including the Jerritt Canyon Gold Mine; and
•Expanding into coinage and increasing bullion sales from the Company's new First Mint facility.

Development and Exploration
During the quarter, the Company completed 8,135 metres of underground development and 47,447 metres of exploration drilling, compared to 6,701 metres and 36,274 metres, respectively, in the previous quarter. Throughout the second quarter, up to twenty-two drill rigs were active consisting of thirteen rigs at San Dimas, eight rigs at Santa Elena and one rig at La Encantada. The 2024 exploration program at Jerritt Canyon is planned to commence in July 2024, with approximately 25,000 metres of drilling planned for 2024. Exploration activities at La Encantada were started during the quarter after securing a new water source.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 12

Santa Elena Silver/Gold Mine, Sonora, Mexico

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from underground reserves. Santa Elena consists of a central processing plant that can receive ore from two separate underground mining operations, Santa Elena and Ermitaño. The Company owns 100% of the Santa Elena Silver/Gold Mine including mining concessions totaling over 102,244 hectares.

Santa Elena	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q2 vs Q1	Change '24 vs '23

Total ore processed/tonnes milled	256,427	224,394	480,820	422,699	14%	14%
Average silver grade (g/t)	69	72	70	35	(4%)	100%
Average gold grade (g/t)	3.52	3.16	3.35	3.55	11%	(6%)
Silver recovery (%)	66%	69%	67%	51%	(4%)	31%
Gold recovery (%)	94%	95%	94%	91%	(1%)	3%

Production
Silver ounces produced	376,947	355,205	732,152	246,166	6%	197%
Gold ounces produced	27,176	21,713	48,889	44,112	25%	11%
Silver equivalent ounces produced	2,580,497	2,280,739	4,861,237	3,893,932	13%	25%

Cost
Cash cost per AgEq Ounce(1)	$12.25	$12.13	$12.19	$13.09	1%	(7%)
All-In sustaining costs per AgEq Ounce(1)	$15.07	$14.70	$14.90	$16.48	3%	(10%)
Total production cost per tonne(1)	$107.47	$120.22	$113.42	$109.31	(11%)	4%

Underground development (m)	2,329	2,250	4,579	5,664	4%	(19%)
Exploration drilling (m)	15,591	9,911	25,502	30,872	57%	(17%)
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 43 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Santa Elena produced 2,580,497 AgEq ounces, consisting of 376,947 silver ounces and 27,176 gold ounces, representing an increase of 6% and 25%, respectively when compared to the previous quarter. The strong increase in production is primarily due to an increase in ore processed and higher gold grades.

The mill processed a total of 256,427 tonnes of ore, a 14% increase compared to the previous quarter, containing average silver and gold head grades of 69 g/t and 3.52 g/t, respectively.

Silver and gold recoveries averaged 66% and 94%, respectively, during the quarter. Metallurgical recoveries remained strong due to the continuous operational optimization of the new dual-circuit plant, enabling higher throughput in the mill while maintaining strong recoveries.
Cash cost per AgEq ounce in the second quarter was $12.25, representing a marginal increase compared to $12.13 per AgEq ounce in the previous quarter. This was primarily attributed to an increase in royalty costs, partially offset by a 13% increase in AgEq ounces produced from higher tonnes processed as compared to the prior quarter.

AISC per AgEq ounce for the quarter was $15.07, representing a 3% increase compared to $14.70 per AgEq ounce in the prior quarter. This was primarily attributable to the marginal increase in cash costs and higher profit sharing allocated to Santa Elena as a result of the strong performance as compared to the prior quarter.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 13

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell to Sandstorm 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the three and six months ended June 30, 2024, the Company delivered 21 ounces (2023 - 210 and 1,066 ounces) of gold to Sandstorm at an average price of $482 per ounce (2023 - $474 and $473 per ounce).

The Santa Elena mine has a net smelter return ("NSR") royalty agreement with Orogen Royalties Inc. that provides them with a 2% NSR royalty from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño property. During the three and six months ended June 30, 2024, the Company has incurred $2.9 and $5.0 million (2023 - $1.7 and $3.6 million) in NSR royalty payments in connection with production from Ermitaño.
During the quarter, a total of 2,329 metres of underground development was completed at the Ermitaño mine at Santa Elena, compared to 2,250 metres in the previous quarter. During the quarter, eight drill rigs, consisting of six surface rigs and two underground rigs completed 15,591 metres of exploration drilling on the property, representing a 57% increase compared to 9,911 metres in the prior quarter. Total exploration costs in the second quarter were $3.1 million compared to $2.1 million in the previous quarter due to higher exploration metres.

Subsequent to the quarter end, the Company announced the discovery of the Navidad vein system, a new significant, vein-hosted gold and silver mineralized system adjacent to the Company’s currently producing Ermitaño mine. Please refer to the Company's news release dated July 30, 2024 for further details.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 14

San Dimas Silver/Gold Mine, Durango, Mexico

The San Dimas Silver/Gold Mine is located approximately 130 kilometres northwest of the city of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to a private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q2 vs Q1	Change '24 vs '23

Total ore processed/tonnes milled	183,188	178,957	362,145	446,432	2%	(19%)
Average silver grade (g/t)	210	220	215	243	(5%)	(12%)
Average gold grade (g/t)	2.15	2.45	2.30	2.95	(12%)	(22%)
Silver recovery (%)	92%	92%	92%	94%	0%	(2%)
Gold recovery (%)	95%	96%	96%	96%	(1%)	0%

Production
Silver ounces produced	1,141,906	1,163,792	2,305,698	3,293,313	(2%)	(30%)
Gold ounces produced	12,043	13,543	25,586	40,633	(11%)	(37%)
Silver equivalent ounces produced	2,114,072	2,364,875	4,478,947	6,668,785	(11%)	(33%)

Cost
Cash cost per AgEq Ounce(1)	$16.66	$15.81	$16.21	$11.47	5%	41%
All-In sustaining costs per AgEq Ounce(1)	$21.78	$20.49	$21.10	$15.29	6%	38%
Total production cost per tonne(1)	$193.02	$200.72	$196.83	$165.64	(4%)	19%

Underground development (m)	4,859	3,709	8,568	9,559	31%	(10%)
Exploration drilling (m)	31,249	26,363	57,613	30,733	19%	87%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 43 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

San Dimas produced 2,114,072 AgEq ounces during the quarter, consisting of 1,141,906 silver ounces and 12,043 gold ounces, representing a decrease of 2% and 11%, respectively compared to Q1 2024. The decrease in production is primarily due to mine sequencing that transitioned to narrower vein areas in addition to ore flow and processing rates being impacted by the ongoing labour relations negotiations that the Company is actively conducting with the unionized workers. Management is optimistic about reaching an agreement in the near-term and expects production at San Dimas to increase once that has been reached.

The mill processed a total of 183,188 tonnes of ore with average silver head grades of 210 g/t and gold head grades of 2.15 g/t, representing a decrease of 5% and 12%, respectively, when compared to the previous quarter.

Silver and gold recoveries during the second quarter averaged 92% and 95%, respectively, consistent with the prior quarter.

The Central Block and Sinaloa Graben areas contributed approximately 78% and 22%, respectively, of the total production during the quarter.

In the second quarter, cash cost per AgEq ounce was $16.66, representing a 5% increase compared to $15.81 per AgEq ounce in the prior quarter. This was primarily due to a 11% decrease in AgEq production compared to the prior quarter as a result of lower silver and gold grades. Total cash costs were 6% lower than the prior quarter.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 15

AISC per AgEq ounce for the quarter was $21.78, representing a 6% increase compared to $20.49 per AgEq ounce in the prior quarter. This was primarily due to higher cash costs during the quarter, partially offset by lower sustaining capital expenditures.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton" or "WPMI"), which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of June 30, 2024, was 70:1. During the three and six months ended June 30, 2024, the Company delivered 6,801 and 14,734 ounces (2023 - 11,354 and 22,005 ounces) of gold to WPMI at $635 and $633 per ounce (2023 - $628 and $626 per ounce).

A total of 4,859 metres of underground development was completed in the second quarter, compared to 3,709 metres in the prior quarter. During the quarter, a total of thirteen drill rigs, consisting of three surface rigs and ten underground rigs, completed 31,249 metres of drilling on the property, representing a 19% increase when compared to Q1 2024 (26,363 metres). Total exploration costs were $3.3 million compared to $2.9 million in the prior quarter. This increase in exploration costs was a result of higher exploration metres.

Results of resource conversion and expansion drilling at San Dimas, published in Q2 2024, continued to delineate and further define known mineralization and highlight the presence of new silver and gold mineralization (see the Company’s news release dated June 13, 2024).

First Majestic Silver Corp. 2024 Second Quarter Report	Page 16

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is an underground mine located in the northern Mexico State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

La Encantada	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q2 vs Q1	Change '24 vs '23

Ore processed/tonnes milled	234,955	185,298	420,253	532,264	27%	(21%)
Average silver grade (g/t)	129	123	126	130	5%	(3%)
Silver recovery (%)	60%	62%	61%	74%	(3%)	(18%)

Production
Silver ounces produced	585,329	456,179	1,041,508	1,636,991	28%	(36%)
Gold ounces produced	46	33	79	166	39%	(52%)
Silver equivalent ounces produced	589,060	459,110	1,048,170	1,650,740	28%	(37%)

Cost
Cash cost per AgEq Ounce(1)	$23.69	$25.22	$24.36	$16.18	(6%)	51%
All-In sustaining costs per AgEq Ounce(1)	$27.87	$31.64	$29.52	$19.22	(12%)	54%
Total production cost per tonne(1)	$57.11	$67.80	$61.82	$48.05	(16%)	29%

Underground development (m)	947	742	1,690	1,584	28%	7%
Exploration drilling (m)	607	0	607	3,812	100%	(84%)
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 43 to 52 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

During the second quarter, La Encantada produced 585,329 ounces of silver, representing a 28% increase compared to Q1 2024, primarily due to the identification of a new, reliable water source leading to an increase in ore processed for the quarter.

The mill processed a total of 234,955 tonnes of ore with an average silver grade of 129 g/t, representing an increase of 27% and 5%, respectively, compared to Q1 2024.

Silver recovery for the quarter achieved 60%, slightly decreased from 62% in Q1 2024.

Stope production from the new Beca Zone has contributed 26,910 tonnes with average silver grades of 106 g/t.

Cash cost per AgEq ounce for the quarter was $23.69, representing a 6% decrease compared to $25.22 per AgEq ounce in the prior quarter and is primarily due to a 28% increase in AgEq ounces produced as increased water inventory levels led to an improvement in ore throughput rates during the second quarter.

AISC per AgEq ounce for the quarter was $27.87, representing a 12% decrease compared to $31.64 per AgEq ounce in the previous quarter. The improvement in AISC per AgEq ounce was primarily due to the increase in AgEq ounces produced and a decrease in sustaining capital expenditures compared to the prior quarter.

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited ("Metalla"). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the three and six months ended June 30, 2024, the Company has

First Majestic Silver Corp. 2024 Second Quarter Report	Page 17

incurred $nil and $0.2 million, respectively (June 30, 2023 - $0.1 and $0.2 million) in NSR royalty payments from production at La Encantada.

A total of 947 metres of underground development was completed in the second quarter at La Encantada, compared to 742 metres in the prior quarter. During the quarter, La Encantada completed 607 metres of exploration drilling on the property, compared to nil metres in the prior quarter. The 2024 exploration program commenced in the second quarter after securing a new water source, with one drill rill completing the drilling on the property. Total exploration costs in the second quarter were $0.3 million.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 18

First Mint LLC, Nevada, United States

First Mint LLC ("First Mint") is the Company's operating minting facility located in Nevada, United States. First Mint expands upon the Company's existing bullion sales through vertically integrating the production of investment-grade fine silver bullion and allows the Company to sell a greater portion of its silver production directly to its shareholders and bullion customers. First Mint operates some of the most innovative processing equipment in the precious metals industry, including an environmentally friendly flameless tunnel, which is a zero-emission facility and uses significantly less electricity when compared to traditional minting processes. This will enable the Company to turn its own silver into an array of finished bullion products, as well as offer manufacturing capacity for third-party demand. The Company owns 100% of First Mint LLC.

First Mint(2)	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q2 vs Q1	Change '24 vs '23

Ounces sold	106,890	36,959	143,849	239,143	189%	(40%)

Financial Results
Revenues ($ thousands)	$3,298	$987	$4,285	$6,200	NM	(31%)
Average realized price per ounce - Bullion(1)	$30.86	$26.71	$29.79	$25.92	16%	15%
NM - Not meaningful
(1) Average realized price per ounce is disclosed on the Company's financial statements in Note 4 - Segmented Information.
(2) This table is inclusive of the Company's bullion store and its minting facility in Nevada, United States.

During the second quarter, First Mint sold 106,890 ounces, compared to 36,959 ounces in the previous quarter. These ounces were inclusive of sales through the Company's bullion store in Vancouver Canada, along with the newly opened minting facility which allowed First Mint to commence bullion sales on March 26, 2024. The ounces sold through First Mint accounted for 5% of the Company's total silver production during the second quarter of 2024.

During the quarter, ramp-up activities continued at First Mint, with new coin presses and laser-engraving equipment received at the facility. Subsequent to the end of the quarter, installation of the equipment commenced, and the Company expects to launch several new products including coins in the second half of 2024. These added capabilities will increase minting throughput by over 50% and provide new sales channels with an expected increase in retail sales. First Mint is currently seeking ISO 9001 certification, which is anticipated in the third quarter. This quality certification will allow First Mint silver to be Individual Retirement Account ("IRA") eligible, permitting investors to hold these silver products within approved retirement accounts within the United States.

Total revenues for the quarter were $3.3 million at an average realized price of $30.86 per ounce, compared to revenues of $1.0 million at an average realized price of $26.71 per ounce in the prior quarter.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 19

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mining complex located in northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The operation, which was purchased by the Company on April 30, 2021, has one of only three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tpd.

On March 20, 2023, the Company temporarily suspended mining activities at Jerritt Canyon to reduce overall costs and refocus mining and exploration plans at the mine. The property consists of a large, underexplored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q2 vs Q1	Change '24 vs '23

Ore processed/tonnes milled	—	—	—	177,643	0%	(100%)
Average gold grade (g/t)	—	—	—	4.19	0%	(100%)
Gold recovery (%)	—	—	—	87%	0%	(100%)

Production
Gold ounces produced	74	647	721	20,705	(89%)	(97%)
Silver equivalent ounces produced	5,811	57,559	63,370	1,734,619	(90%)	(96%)

Underground development (m)	—	—	—	2,841	0%	(100%)
Exploration drilling (m)	—	—	—	13,556	0%	(100%)

Operations at the Jerritt Canyon mine were placed on temporary suspension in March 2023. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were fully suspended. In-circuit recovery efforts performed in the second quarter of 2024 resulted in production of 74 ounces of gold, compared to 647 ounces of gold in the previous quarter.

During the quarter, the Company incurred $4.1 million in holding costs at Jerritt Canyon, primarily for care and maintenance activities such as water management and treatment, maintaining environmental permits and controls, keeping the plant well-maintained for future processing and maintaining land access. The Company continues to focus on optimizing holding costs and completing technical studies that will support an eventual restart of the operation in the future.

The 2024 exploration program at Jerritt Canyon is planned to commence in July 2024, with approximately 25,000 metres of drilling planned for 2024.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 20

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, Mexico, is a complex of underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, metallurgical pilot plant, buildings, offices and associated infrastructure.

Operations at the La Parrilla mine were placed on care and maintenance in September 2019.

On December 7, 2022, the Company announced that it had entered into an asset purchase agreement with Silver Storm Mining Ltd. (formerly Golden Tag Resources Ltd.) ("Silver Storm") to sell the La Parrilla Silver Mine for total consideration of up to $33.5 million, consisting of 143,673,684 common shares of Silver Storm at a deemed price of $0.16 per share, having an aggregate value as of the date of the sale agreement of $20 million, and up to $13.5 million in contingent consideration, in the form of three milestone payments payable in either cash or Silver Storm shares, out of which $2.7 million is payable no later than 18 months following the closing date.

On August 14, 2023, the Company completed the sale of La Parrilla to Silver Storm and received total consideration of $13.3 million net of transaction costs. Based on the price of Silver Storm's common shares at the time of closing the transaction, the Company recorded a loss on disposition of $1.6 million. In addition, First Majestic participated in Silver Storm's offering of subscription receipts (the "Subscription Receipts") and purchased 18,009,000 Subscription Receipts at a price of CAD$0.20 per Subscription Receipt which, in accordance with their terms, have now converted into 18,009,000 Silver Storm common shares and 9,004,500 common share purchase warrants (the "Warrants"). Each Warrant is exercisable for one additional Silver Storm common share until August 14, 2026, at a price of CAD$0.34. The Company began accounting for the shares received from Silver Storm as an equity security at fair value through other comprehensive income ("FVTOCI").

La Guitarra Silver Mine, Mexico State, Mexico

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, Mexico, approximately 130 kilometres southwest from Mexico City.

The La Guitarra milling and mining operations were placed under care and maintenance in August 2018.

On May 24, 2022, the Company announced that it had entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. ("Sierra Madre"), to sell the Company's subsidiary La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra"), which owned the La Guitarra Silver Mine, to Sierra Madre for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre common shares at a deemed price of $0.51 per share.

On March 29, 2023, the Company completed the sale of La Guitarra to Sierra Madre and received total consideration of $33.2 million net of transaction costs (paid in common shares of Sierra Madre), before working capital adjustments. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company recorded a loss on disposition of $1.4 million. The Company began accounting for the common shares received from Sierra Madre as an equity security at FVTOCI.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 21

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 kilometres to the southeast of the La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine have been on care and maintenance since January 2020.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, Mexico. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 hectares to be granted. In addition, the mine includes 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area. Increasing violence and safety concerns resulted in the Company removing all of its remaining employees from the area in 2021 and the mine and plant have been occupied and are currently under the de facto control of an organized criminal group. Due to this situation, the Company has been unable to carry out proper care and maintenance of the mine and plant and tailings storage facilities and the Company has limited information as to the current state of repair at the mine, including the tailings storage facility. The Company has repeatedly requested all applicable governmental authorities to take action to secure the area but, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. The Company is continuing its efforts to work with governmental authorities to take action to secure the area, although it is not known when that might, if ever, occur.

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic common shares (based on a 20 day volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the streaming agreement, First Mining also granted First Majestic 30.0 million common share purchase warrants of First Mining (the "First Mining Warrants"), each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. As a result of the distribution by First Mining of shares and warrants of Treasury Metals Inc. that was completed by First Mining on July 15, 2021, pursuant to the adjustment

First Majestic Silver Corp. 2024 Second Quarter Report	Page 22

provisions of the First Mining Warrants, the exercise price of these warrants was reduced from CAD$0.40 to CAD$0.37, and the number of these warrants was increased from 30.0 million to 32.1 million. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining has the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life of mine payable silver production from Springpole.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tpd open pit mining operation over an 11-year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category. A draft Environmental Impact Statement for Springpole was published in June 2022, and the Federal and Provincial Environment Assessment processes for the project are in progress.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

Keith Neumeyer, our President & Chief Executive Officer, and Raymond Polman, a director of the Company, are each directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 23

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended June 30, 2024 and 2023 (in thousands of dollars, except for per share amounts):

	Second Quarter	Second Quarter
	2024	2023	Variance %

Revenues	$136,166	$146,692	(7%)	(1)
Mine operating costs
Cost of sales	89,096	104,607	(15%)	(2)
Cost of sales - standby costs	—	8,360	(100%)	(2)
Depletion, depreciation and amortization	31,608	32,587	(3%)	(3)
	120,704	145,554	(17%)

Mine operating earnings	15,462	1,138	NM

General and administrative expenses	9,506	11,673	(19%)	(4)
Share-based payments	3,418	3,320	3%
Mine holding costs	5,723	3,718	54%	(5)
Write down on assets held-for-sale	—	7,229	(100%)	(6)
Foreign exchange loss (gain)	11,133	(5,952)	NM
Operating loss	(14,318)	(18,850)	24%
Investment and other income	3,916	3,644	7%
Finance costs	(7,335)	(7,326)	0%
Loss before income taxes	(17,737)	(22,532)	21%
Current income tax expense	7,879	5,348	47%
Deferred income tax expense (recovery)	22,635	(10,346)	NM
Income tax expense (recovery)	30,514	(4,998)	NM	(7)
Net loss for the period	($48,251)	($17,534)	175%	(8)

Loss per share (basic and diluted)	($0.17)	($0.06)	(183%)	(8)

NM - Not meaningful

1.Revenues in the quarter decreased $10.5 million compared to the same quarter of the prior year primarily attributed to:
•a 15% decrease in the total number of payable AgEq ounces sold compared to the second quarter of 2023 which resulted in a decrease in revenues of $21.3 million. This was primarily driven by higher inventory levels held at quarter-end, lower production levels at San Dimas due to the impact of ongoing labour relations negotiations, and the temporary suspension of mining activities at Jerritt Canyon in 2023 which contributed $15.7 million in revenues during the second quarter of 2023.
Partially offset by:
•a 44% increase in payable AgEq ounces produced at Santa Elena; and
•an 11% increase in the average realized silver price, which was $27.81 per ounce during the quarter, compared to $24.95 per ounce in the second quarter of 2023. This resulted in a $10.7 million increase in revenue compared to the same quarter of the prior year.
2.Cost of sales in the quarter decreased $23.9 million compared to the same quarter of the prior year primarily due to:
•a $19.1 million decrease in labour costs primarily due to the reduction in workforce at Jerritt Canyon and across the organization as well as other costs including changes in inventory, transportation and maintenance costs primarily driven by the temporary suspension of Jerritt Canyon in March 2023;

First Majestic Silver Corp. 2024 Second Quarter Report	Page 24

•an $8.4 million decrease in standby costs which were recorded in 2023 after the announcement of the temporary suspension of Jerritt Canyon; and
•a $0.9 million decrease in change in inventory expense compared to the same quarter of 2023.
Partially offset by:
•a $1.8 million in abnormal costs at San Dimas as the Company had to use higher cost diesel from back up energy sources due to low water levels at the Las Truchas hydroelectric dam and damage to the power lines from the hydroelectric plant;
•an $0.8 million increase in environmental duties and royalties due to the increased production at Ermitaño which resulted in increased royalties paid;
•a $0.7 million increase in consumables and materials;
•a $0.7 million increase in worker participation costs in Mexico; and
•a stronger Mexican Peso against the U.S. dollar, which averaged 3% higher compared to the same period of 2023.
3.Depletion, depreciation and amortization in the quarter decreased $1.0 million compared to the same quarter of the previous year, primarily as a result of:
•a decrease of $4.7 million related to lower depletion at Jerritt Canyon following the temporary suspension in the first quarter of 2023.
Partially offset by:
•a $3.6 increase in depletion and depreciation from the Mexican operations primarily due to an increase in production at Santa Elena as well as higher fixed asset depreciation at La Encantada.
4.General and administrative expense in the quarter decreased $2.2 million or 19% compared to the same quarter of the previous year, primarily attributed to higher severance costs incurred in 2023 related to restructuring efforts to optimize the workforce.
5.Mine holding costs increased by $2.0 million compared to the same quarter of 2023, primarily due to the temporary suspension of activities at Jerritt Canyon and care and maintenance activities at Santa Elena. This was partially offset by lower holding costs due to the sale of La Parrilla in the third quarter of 2023.
6.Write down on assets held-for-sale for the quarter decreased by $7.2 million compared to the same quarter of 2023. In 2023, the Company recorded a write down related to La Parrilla based on the change in value of Silver Storm Mining (formerly Golden Tag Resources) shares at the end of the reporting period.
7.During the quarter, the Company recorded an income tax expense of $30.5 million compared to a recovery of $5.0 million in the second quarter of 2023. The increase in income tax expense was primarily related to the foreign exchange impact on available Mexican tax pools to account for the strengthening of the US Dollar against the Mexican Peso resulting in an increased deferred tax expense.
8.As a result of the foregoing, net loss for the quarter was $48.3 million (EPS of ($0.17)) compared to a net loss of $17.5 million (EPS of ($0.06)) in the same quarter of the prior year. The increase in net loss was primarily attributed to a $22.6 million non-cash deferred income tax expense in the quarter as compared to a $10.3 million deferred income tax recovery in the second quarter of 2023, and a non-cash foreign exchange loss of $11.1 million in the quarter compared to a gain of $6.0 million in the second quarter of 2023. This was partially offset by higher mine operating earnings of $14.3 million as compared to the second quarter of 2023.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 25

For the years to date ended June 30, 2024 and 2023 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date	Variance %
	2024	2023	24 vs '23

Revenues	$242,180	$303,644	(20%)	(1)
Mine operating costs
Cost of sales	169,585	228,476	(26%)	(2)
Cost of sales - standby costs	—	13,437	(100%)	(2)
Depletion, depreciation and amortization	57,454	67,016	(14%)	(3)
	227,039	308,929	(27%)

Mine operating earnings (loss)	15,141	(5,285)	NM

General and administrative	18,746	20,121	(7%)	(4)
Share-based payments	7,960	7,949	0%
Mine holding costs	12,020	7,507	60%	(5)
Write down on asset held-for-sale	—	7,229	(100%)	(6)
Impairment of non-current asset	—	125,200	(100%)	(7)
Loss on sale of mining interest	—	1,378	(100%)	(8)
Foreign exchange loss (gain)	9,976	(11,595)	(186%)
Operating loss	(33,561)	(163,074)	(79%)
Investment and other income	3,558	6,869	(48%)	(9)
Finance costs	(14,419)	(12,949)	11%	(10)
Loss before income taxes	(44,422)	(169,154)	(74%)
Current income tax expense	5,533	5,413	2%
Deferred income tax expense (recovery)	11,859	(56,373)	(121%)
Income tax expense (recovery)	17,392	(50,960)	(134%)	(11)
Net loss for the period	($61,814)	($118,194)	48%	(12)

Loss per common share
Basic and diluted	($0.21)	($0.43)	51%	(12)

NM - Not meaningful
1.Revenues in the six months ended June 30, 2024 decreased $61.5 million or 20% compared to the previous year, primarily attributed to:
•a 26% decrease in the total number of payable AgEq ounces sold compared to the prior year which resulted in a decrease in revenues of $79.8 million. This was primarily driven by higher inventory levels held, lower production levels at San Dimas due to the impact of ongoing labour relations negotiations, and the temporary suspension of mining activities at Jerritt Canyon in 2023 which contributed $39.8 million toward revenue during the prior year.
Partially offset by:
•a 25% increase in payable AgEq ounces produced at Santa Elena.
•an 11% increase in realized silver price per ounce sold, which averaged $25.88 compared to $23.32 in the prior year. This resulted in an $18.2 million increase in revenue compared to the prior year.
2.Cost of sales in the year decreased $72.3 million or 26% compared to the previous year, primarily as a result of the following factors:

First Majestic Silver Corp. 2024 Second Quarter Report	Page 26

•a $53.3 million decrease in labour costs due to the reduction in workforce at Jerritt Canyon and across the organization, consumables and energy during the year along with other costs including insurance, services, selling and maintenance costs. This was primarily due to the temporary suspension of operations at the Jerritt Canyon Mine during the first quarter of 2023 along with reduced production at San Dimas during the year;
•a $13.4 million decrease in one-time standby costs primarily related to one-time severance and demobilization costs following the temporary suspension of mining activities at Jerritt Canyon; and
•an $8.4 million decrease due to changes in inventory expense compared to the prior year primarily due to the inventory drawdown at Jerritt Canyon in 2023.
Partially offset by:
•a $1.8 million in abnormal costs at San Dimas as the Company had to use higher cost diesel from back up energy sources due to low water levels at the Las Truchas hydroelectric dam and damage to the power lines from the hydroelectric plant;
•a $0.5 million increase in worker participation costs in Mexico;
•a $0.4 million increase in environmental duties and royalties due to the increased production at Ermitaño which resulted in increased royalties paid; and
•a stronger Mexican Peso against the U.S. dollar, which averaged 6% higher compared to the same period of 2023.
3.Depletion, depreciation and amortization in the year decreased $9.6 million or 14% compared to the prior year primarily as a result of:
•a $12.1 million decrease related to lower depletion at Jerritt Canyon due to the temporary suspension of mining activities.
Partially offset by:
•a $2.4 increase in depletion and depreciation from the Mexican operations primarily due to an increase in production at Santa Elena as well as higher fixed asset depreciation at La Encantada.
4.General and administrative expense in the year decreased $1.4 million or 7% compared to the prior year, primarily attributed to higher severance costs incurred in 2023 related to restructuring efforts to optimize the workforce.
5.Mine holding costs increased by $4.5 million compared to the prior year, primarily related to the temporary suspension of Jerritt Canyon and care and maintenance activities at Santa Elena. This was partially offset by lower holding costs due to the sale of La Guitarra and La Parrilla in the first and third quarters of 2023, respectively.
6.Write down on asset held-for-sale decreased by $7.2 million compared to the prior year. In 2023, the Company recorded a write down related to La Parrilla based on the change in value of Silver Storm Mining (formerly Golden Tag Resources) shares at the end of the reporting period.
7.Impairment decreased by $125.2 million compared to the prior year. In March 2023, the Company recorded a $125.2 million impairment on the Jerritt Canyon mine following the temporary suspension of mining operations.
8.Loss on sale of mining interest for the year decreased by $1.4 million compared to the prior year. This was due to the sale of La Guitarra to Sierra Madre Gold and Silver Ltd. on March 29, 2023. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company had recorded a loss on disposition of $1.4 million in the first quarter of the prior year.
9.Investment and other income for the year totaled $3.6 million compared to the prior year's income of $6.9 million. The decrease in the investment and other income is primarily due to an unrealized gain on silver futures of $0.3 million, compared to a gain of $4.4 million in the prior year, and interest income of $2.8 million, compared to interest income of $3.6 million in the prior year. This was partially offset by an unrealized gain on marketable securities of $0.1 million, compared to a loss of $0.9 million in the prior year.
10.Finance costs for the year increased by $1.5 million compared to the prior year due to an increase in the accretion expense for decommissioning liabilities resulting from changes in the asset retirement obligation. Additionally, there was an increase in interest expense as a result of higher interest rates on the Company's revolving credit facility along with additional interest from the surety bonds issued during the third quarter of 2023.
11.During the six months ended June 30, 2024, the Company recorded an income tax expense of $17.4 million, compared to an income tax recovery of $51.0 million in 2023. The increase in income tax expense during the year was primarily

First Majestic Silver Corp. 2024 Second Quarter Report	Page 27

related to the foreign exchange impact on available Mexican tax pools to account for the strengthening of the US Dollar against the Mexican Peso resulting in an increased deferred tax expense. The income tax recovery in 2023 was primarily driven by an impairment on non-current assets during the first quarter of 2023 along with foreign exchange and inflationary adjustments.
12.As a result of the foregoing, net loss for the six months ended June 30, 2024 was $61.8 million (EPS of ($0.21)), compared to the net loss of $118.2 million (EPS of ($0.43)) in the prior year.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 28

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2024		2023				2022
Selected Financial Information	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$136,166	$106,014	$136,946	$133,211	$146,692	$156,952	$148,189	$159,751
Cost of sales	$89,096	$80,489	$89,395	$92,187	$104,607	$123,868	$126,148	$120,707
Depletion, depreciation and amortization	$31,608	$25,846	$29,650	$27,998	$32,587	$34,429	$35,307	$35,707
Mine operating earnings (loss)	$15,462	($321)	$17,901	$13,026	$1,138	($6,423)	($13,266)	$3,337
Net (loss) earnings after tax	($48,251)	($13,563)	$10,231	($27,149)	($17,534)	($100,660)	($16,819)	($20,692)
(Loss) earnings per share - basic	($0.17)	($0.05)	$0.04	($0.09)	($0.06)	($0.37)	($0.06)	($0.08)
(Loss) earnings per share - diluted	($0.17)	($0.05)	$0.04	($0.09)	($0.06)	($0.37)	($0.06)	($0.08)

During the second quarter of 2024, mine operating earnings was $15.5 million compared to a loss of $0.3 million in the previous quarter. The increase in mine operating earnings was primarily due to an increase in payable AgEq ounces sold and a higher average realized silver price, partially offset by a higher cash cost per ounce compared to the prior quarter.

The net loss for the quarter was $48.3 million compared to a net loss of $13.6 million in the prior quarter. The decrease in earnings is primarily attributed to a $22.6 million deferred income tax expense in the quarter as compared to a $10.7 million deferred income tax recovery in the prior quarter, a non-cash foreign exchange loss of $11.1 million compared to a gain of $1.2 million in the prior quarter. This was partially offset by higher mine operating earnings. Additionally, there was a decrease in share-based payments of $1.1 million compared to the prior quarter.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2024, the Company had cash and cash equivalents of $152.2 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $1.7 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.
On August 3, 2023, the Company filed and obtained a receipt for a final short form base shelf prospectus in each province of Canada (other than Quebec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of "at-the-market distributions") under one or more prospectus supplements of various securities listed in the shelf prospectus, up to an aggregate total of $500.0 million, over a 25-month period commencing as of the filing date of the base shelf prospectus.
On February 22, 2024, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC (collectively, the "Agents") and filed a prospectus supplement to its short form base shelf prospectus dated August 3, 2023, pursuant to which the Company may, at its discretion and from time-to-time sell through the Agents, common shares of the Company for aggregate gross proceeds of up to $150.0 million through the ATM program (the "2024 ATM Program"). During the six months ended June 30, 2024, 10,600,000 common shares were sold under the 2024 ATM program at an average price of $6.89 per share, for gross proceeds of $73.00 million or net proceeds of $71.15 million. At June 30, 2024, the Company incurred $1.84 million (2023 -nil) in transaction costs in relation to the 2024 ATM.
Working capital as at June 30, 2024 was $229.9 million compared to $188.9 million at December 31, 2023. Total available liquidity as at June 30, 2024 was $354.6 million, including $229.9 of working capital and $124.6 million of undrawn revolving credit facility.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 29

The following table summarizes the Company's cash flow activity during the year:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Cash flow
Cash generated in operating activities	$16,844	$20,379	$29,278	$15,709
Cash (used in) investing activities	(28,925)	(37,545)	(57,077)	(89,842)
Cash provided by financing activities	63,886	71,299	56,208	79,729
Increase in cash and cash equivalents	$51,805	$54,133	$28,409	$5,596
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(1,701)	1,326	(1,817)	3,201
Cash and cash equivalents, beginning of the period	102,069	104,776	125,581	151,438
Cash and cash equivalents, end of the period	$152,173	$160,235	$152,173	$160,235

The Company’s cash flows from operating, investing and financing activities during the six months ended June 30, 2024 are summarized as follows:
•Cash generated by operating activities of $29.3 million, primarily due to:
•$36.4 million in cash flows from operating activities before movements in working capital and taxes;
net of:
•$6.9 million net change in non-cash working capital items during the period, including an $8.1 million decrease in restricted cash and a $2.7 million decrease in value added tax ("VAT") receivables, partially offset by a $3.4 million increase in inventories, a $1.0 million decrease in income taxes payable, a $0.9 million increase in trade and other receivables, and a $0.4 million decrease in trade payable; and
•$14.0 million in income tax installments paid during the period.

•Cash used in investing activities of $57.1 million, primarily related to:
•$44.8 million spent on mine development and exploration activities;
•$12.7 million spent on purchase of property, plant and equipment;
•$5.9 million spent on purchase of marketable securities;
•$5.0 million on a loan made to Sierra Madre Gold; and
•$0.5 million spent on deposits on non-current assets.
net of:
•$11.8 million of proceeds from the disposals of marketable securities.
•Cash provided in financing activities of $56.2 million, primarily consists of the following:
•$71.2 million of proceeds from shares sold under prospectus offering.
net of:
•$7.9 million for repayment of lease obligations;
•$4.6 million payment of financing costs; and
•$2.5 million for the payment of dividends during the period.

During the six months ended June 30, 2024, the Company received $30.2 million (554.4 million MXN) related to value added tax ("VAT") filings . In connection with the tax ruling relating to Primero Empresa Minera, S.A. de C.V. ("PEM"), the Servicio de Administracion Tributaria's (the "SAT"), the Mexican tax authority, has frozen a PEM bank account which contains approximately $98.6 million as security for certain tax re-assessments that are currently being disputed by PEM, and this amount is reflected in the Company’s restricted cash accounts. The Company does not agree with the SAT's position regarding its tax re-assessments, which were issued as a result of the SAT unilaterally declaring that the Company’s APA was

First Majestic Silver Corp. 2024 Second Quarter Report	Page 30

not valid, and is challenging Mexico’s actions with respect to the APA through various legal actions, both domestically in Mexico and internationally through NAFTA arbitration proceedings.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company continually monitors its capital structure and, based on changes in operations and economic conditions, may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at June 30, 2024, the Company was in compliance with all of its debt covenants.

Contractual Obligations and Commitments

As at June 30, 2024, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$92,823	$92,823	$—	$—	$—
Debt facilities	256,640	3,104	253,536	—	—
Lease liabilities	32,821	17,021	12,204	3,161	435
Other liabilities	6,235	—	363	5,872	—
Purchase obligations and commitments	7,497	7,497	—	—	—
	$396,016	$120,445	$266,103	$9,033	$435

At June 30, 2024, the Company had working capital of $229.9 million (December 2023 - $188.9 million) and total available liquidity of $354.6 million (December 2023 - $313.6 million), including $124.6 million (December 2023 - $124.6 million) of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company's risks and uncertainties, see the Company's most recently filed AIF under the heading "Risk Factors". The AIF is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to Form 40-F.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at June 30, 2024, net VAT receivable was $50.0 million (December 31, 2023 - $52.7 million), of which $15.5 million (December 31, 2023 - $27.5 million) relates to La Encantada $7.4 million (December 31, 2023 - $29.0 million) relates to San Dimas and $11.6 million relates to Santa Elena (December 31, 2023 - $25.6 million).

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The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Indebtedness

As of June 30, 2024, the Company's total consolidated indebtedness was $224.6 million, $20.4 million of which was secured indebtedness.

The Company may be required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders. For further details regarding this risk, see the section in the Company’s most recently filed AIF entitled “Risk Factors – Financial Risks – Indebtedness”.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	June 30, 2024
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$9,779	$—	$—	$1,579	($4,177)	$7,181	$718
Mexican Peso	27,173	98,643	50,028	—	(64,342)	111,502	11,150
	$36,952	$98,643	$50,028	$1,579	($68,519)	$118,683	$11,868

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments, non-financial items and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

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The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		June 30, 2024
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in inventory	$2,121	$570	$2,691
	$2,121	$570	$2,691

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at June 30, 2024, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at June 30, 2024, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

Political and Country Risk

First Majestic currently conducts foreign operations in Mexico and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, the ongoing hostilities in Ukraine and the Middle East, expropriation or nationalization, foreign exchange controls, high rates of inflation, fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recoveries

There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and included by reference in the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rate assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be replicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Governmental Regulations, Licenses and Permits

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions

First Majestic Silver Corp. 2024 Second Quarter Report	Page 33

(through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of “free land and first applicant” scheme; (iv) new social and environmental requirements in order to obtain and keep mining concessions, (v) the authorization by the Ministry of Economy of any mining concession’s transfer, (vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (vii) the automatic dismissal of any application for new concessions, and (viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed amparo lawsuits challenging the constitutionality of the Decree. Those amparo lawsuits are pending to be decided by the District Courts. For further details regarding risks relating to government regulations, licenses and permits, see the section in the Company’s most recently filed AIF entitled “Risk Factors – Operational Risks – Governmental Regulations, Licenses and Permits”.

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

Any public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

On August 26, 2021, the NDEP issued 10 Notices of Alleged Violation (collectively the “NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 34

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The new NOAVs relate to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022, that challenged the bases for the alleged NOAVs and any potential penalties associated with the NOAVs. JCG and NDEP agreed to waive the 20-day hearing requirement for the NOAVs and the parties request that the NSEC withhold schedule a hearing for the NOAVs at this time. At this time the estimated amount cannot be reliably determined.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations, however the Company's ability to conduct adequate maintenance and safety protocols may be considerably constrained or even prevented in areas where its control is impacted by criminal activities, such as the San Martin mine. Although the Company has repeatedly requested all applicable governmental authorities to take action to secure the area, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. Due to this situation, the Company has been unable to conduct care and maintenance activities at San Martin since its remaining employees were withdrawn in 2021 and the Company has limited information as to the current state of repair at the mine, including the tailing storage facility. As a result, there may be an increased risk that an environmental incident may occur at this operation and, as applicable Mexican laws impose strict liability on the property owner, the Company could incur material financial liabilities and suspension of authorizations as a result.

While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with applicable environmental laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Natural Protected Areas Risk

Pursuant to the General Law of Ecological Equilibrium and Environmental Protection (the “General Law”), the Government of Mexico may, from time to time, establish Natural Protected Areas. There are a variety of different levels of environmental protection provided under the General Law which limit the economic activity that may be undertaken in any particular Natural Protected Area. The Mexican government has announced its intention to create additional Natural Protected Areas in Mexico. Although there are currently no Natural Protected Areas in effect in the vicinity of the Company’s mining operations in Mexico, there can be no assurance that any such area will not be established in the future. In the event that a Natural Protected Area is established over land which is a part of or is nearby to any of the Company’s mineral properties in Mexico, the Company’s activities on such properties may be restricted or prevented entirely which may have a material adverse impact on the Company’s business.

Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
•Extreme weather events (such as prolonged drought, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 35

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Title of Properties
The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.
In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must obtain agreement from surface landowners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in Mexico, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell exclusively to Wheaton Precious Metals ("WPMI") up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and Silver Trading (Barbados) Limited ("STB") in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In August 2015, the SAT commenced a legal process seeking to retroactively nullify the APA.

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In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $335.3 million (6,161 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $177.2 million (3,257 million MXN) and in 2023, the SAT issued reassessments for the 2014, 2015, and 2016 tax years in the total amount of $451.8 million (8,302 million MXN) inclusive of interest, inflation, and penalties (collectively, the "Reassessments"). The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP process contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, it has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. As two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file to them, and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by the Company was returned to the Mexican Circuit Courts and on December 5, 2023, the Second Collegiate Court issued a decision, which was formally notified to the Company on January 4, 2024.

In such decision, the Second Collegiate Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to the Second Collegiate Court's decision, and PEM is currently waiting for the Supreme Court to admit such appeal.
International Remedies

i. NAFTA APA Claim

In respect of the APA, the Company submitted an Arbitration Request dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the “NAFTA APA Claim”). The NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal partially granted certain provisional measures requested by the Company, issuing an order for Mexico to permit the withdrawal of the Company’s VAT refunds for the period as of January 4, 2023 that had been deposited by the SAT into a frozen bank account, and to deposit all future VAT refunds into an account which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. Subsequent to the end of the quarter, on July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had

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opened in July 2023. The transfer of such funds was carried out by Mexico in furtherance of its obligations under the PM Decision.

In addition, in response to the Company’s counter-arguments to a jurisdictional objection filed by Mexico in late July 2023, the Tribunal dismissed Mexico’s objection, agreeing with the Company that the recovery of VAT refunds under the NAFTA VAT Claim (as defined in the section below) does not breach the waiver under NAFTA (i.e. the NAFTA APA Claim and the NAFTA VAT Claim are not in respect of the same measures).

Most recently, on February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the “Consolidation Tribunal”) was constituted on May 8, 2024, and the first procedural hearing of the Consolidation Tribunal took place on July 16, 2024. We expect that the Consolidation Tribunal will make its decision in early 2025 regarding whether the two NAFTA claims should be consolidated into one proceeding. Until such a decision has been made, proceedings in both the NAFTA APA Claim and the NAFTA VAT Claim have been suspended.

In order to expedite the arbitration proceedings, the Company has advised the Consolidation Tribunal and Mexico that it is proposing to add claims covered by the NAFTA VAT Claim to the NAFTA APA Claim as ancillary claims. The Tribunal with jurisdiction over the NAFTA APA Claim has, as of July 15, 2024, granted the Company the right to introduce the ancillary claims to the NAFTA APA Claim, which will make it unnecessary for the NAFTA VAT Claim to proceed separately from the NAFTA APA Claim. As a result, once the Company takes the necessary steps to discontinue the NAFTA VAT Claim so as to add those claims as ancillary claims to the NAFTA APA Claim, the Consolidation Tribunal’s proceedings will become unnecessary, and we expect such proceedings to be discontinued at that time.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be $314.2 million (5,307 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement ("CUSMA") and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. The Company submitted its Arbitration Request for the NAFTA VAT Claim to ICSID on June 29, 2023 in order to preserve its legacy claim within NAFTA's applicable limitation period, and the Arbitration Request was registered by ICSID on July 21, 2023. As a result of the Consolidation Request (described above), the NAFTA VAT Claim has been suspended. As discussed above, the Company intends to take the necessary steps to discontinue the NAFTA VAT Claim so as to add those claims as ancillary claims to the NAFTA APA Claim. This will make the Consolidation Tribunal’s proceedings unnecessary, and we expect that such proceedings will be discontinued once the ancillary claims have been added to the NAFTA APA Claim.

While the Company remains confident in its position with regards to its two NAFTA claims, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

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La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. ("MLE") and Corporacion First Majestic S.A. de C.V. ("CFM"), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $39.2 million (720 million MXN) and $28.5 million (523 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $17.8 million (326 million MXN) and $223.5 million (4,107 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $3.1 million (58 million MXN). The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon S.A. de C.V. ("MEP"), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $26.6 million (488 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $3.4 million (63 million MXN) including interest, inflation, and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata S.A. de C.V. ("FMP"), the SAT issued tax assessment for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $63.9 million (1,175 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro S.A. de C.V. ("FMDT"), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $26.6 million (489 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $78.9 million (1,449 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic Silver Corp. although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 39

First Silver litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the “Bolaños Mine”) as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company has commenced collection actions in Mexico against the Defendant’s assets and continues to seek recovery of the balance against one of the Defendant’s assets located in the United States. Nonetheless, there can be no guarantee that the remainder of the judgment amount will be collected. Therefore, as at June 30, 2024, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

At June 30, 2024, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company entered into a streaming agreement with First Mining to purchase 50% of the payable silver produced over the life of the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments. Keith Neumeyer, our President & Chief Executive Officer, and Raymond Polman, a director of the Company, are each directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

With the exception of the agreement with First Mining, there were no transactions with related parties outside of the ordinary course of business during the six months ended June 30, 2024.

Outstanding Share Data

As at July 31, 2024, the Company has 301,607,056 common shares issued and outstanding. In addition, the following awards that were granted under the Company’s long-term incentive plan were outstanding as at July 31, 2024:

Stock options	7,855,930
Restricted share units (share-settled)	1,571,533
Deferred share units (share-settled)	30,161
Performance share units (share-settled)	995,958
Total	10,453,582

On December 2, 2021, the Company issued an aggregate of $230 million principal amount of 0.375% unsecured convertible senior notes due January 15, 2027 (the “Notes”). The Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the Notes is 60.3865 common shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $16.56 per common share (subject to certain adjustment provisions, one of which requires an adjustment in connection with the payment of any dividends by the Company).

First Majestic Silver Corp. 2024 Second Quarter Report	Page 40

SUBSEQUENT EVENTS

The following significant events have occurred subsequent to June 30, 2024:

Declaration of Quarterly Dividend
On July 31, 2024, the Company's Board of Directors approved the declaration of its quarterly common share dividend of $0.0046 per share, payable on or after August 30, 2024, to common shareholders of record at the close of business on August 16, 2024. This dividend was declared subsequent to the quarter-end and has not been recognized as a distribution to owners during the period ended June 30, 2024.

At-the-Market Distributions ("ATM") Program

On February 22, 2024, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC (collectively, the "Agents") and filed a prospectus supplement to its short form base shelf prospectus dated August 3, 2023, pursuant to which the Company may, at its discretion and from time-to-time sell through the Agents, common shares of the Company for aggregate gross proceeds of up to $150.0 million through "at-the-market distributions", as defined in National Instrument 44-102 Shelf Distributions, carried out on the New York Stock Exchange (the "2024 ATM Program"). Subsequent to the period ended June 30, 2024, the Company sold a total of 3,700,000 common shares of the Company at an average price of $6.27 per share, for gross proceeds of $23.2 million.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by the International Accounting Standards Board ("IASB") requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Within the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2024, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company's annual MD&A as at and for the year ended December 31, 2023. These were applied in conjunction with the following accounting policies, critical judgments and estimates:

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2024. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Classification of Liabilities as Current or Non-Current with Covenants (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments were applied effective January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 41

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application. The amendments were applied effective January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.

Supplier Financing Arrangements (Amendments to IAS 7 and IFRS 7)

The amendments require disclosure requirements regarding the effects of supplier finance arrangements on their liabilities, cash flows and exposure to liquidity risk. Entities are required to disclose the following:

•The terms and conditions;
•The amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities are reflected in the balance sheet;
•Ranges of payment due dates; and
•Liquidity risk information.

The amendments were applied effective January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at June 30, 2024:

At the date of authorization of these financial statements, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Group in future periods, except if indicated.

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025, although earlier application is permitted. This amendment is not expected to have a material impact on the Company’s consolidated financial statements.

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on its Company’s consolidated financial statements.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 42

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, "All-in sustaining cost per silver equivalent ounce", "All-in sustaining cost per gold ounce", “Production cost per tonne”, “Average realized silver price per silver equivalent ounce”, "Average realized gold price", "Adjusted net earnings", “Adjusted earnings per share”, “Free cash flow” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per AgEq Ounce, All-In Sustaining Cost per AgEq Ounce, All-In Sustaining Cost per Au Ounce, and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 43

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expenses, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new projects and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2024 Second Quarter Report	Page 44

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended June 30, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$12,595	$14,648	$4,199	$—	$31,442
Milling cost	9,767	7,663	5,474	—	22,904
Indirect cost	5,196	13,043	3,746	—	21,986
Total production cost (A)	$27,558	$35,354	$13,419	$—	$76,331
Add: transportation and other selling cost	322	277	64	—	732
Add: smelting and refining cost	119	323	126	6	574
Add: environmental duty and royalties cost	3,208	255	106	—	3,569
Add: change in inventory	356	(1,090)	180	82	(471)
Total cash cost (B)	$31,563	$35,119	$13,895	$88	$80,735
Workers’ participation	1,890	3,907	325	—	6,123
General and administrative expenses	—	—	—	—	9,135
Share-based payments	—	—	—	—	3,418
Accretion of decommissioning liabilities	307	344	285	—	936
Sustaining capital expenditures	3,315	6,248	770	—	10,397
Operating lease payments	1,747	315	1,077	—	3,519
All-In Sustaining Costs (C)	$38,822	$45,933	$16,352	$88	$114,263
Payable silver equivalent ounces produced (D)	2,576,627	2,108,786	586,607	5,578	5,277,598
Payable gold ounces produced (E)	N/A	N/A	N/A	74	N/A
Tonnes milled (F)	256,427	183,188	234,955	—	674,570

Cash cost per AgEq ounce (B/D)	$12.25	$16.66	$23.69	$15.71	$15.29
AISC per AgEq ounce (C/D)	$15.07	$21.78	$27.87	$15.74	$21.64
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$1,188	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$1,188	N/A
Production cost per tonne (A/F)	$107.47	$193.02	$57.11	N/A	$113.16

First Majestic Silver Corp. 2024 Second Quarter Report	Page 45

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended June 30, 2023
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$9,395	$16,694	$4,222	$2,040	$32,352
Milling cost	9,214	8,941	5,290	14,880	38,325
Indirect cost	4,891	13,794	3,512	1,132	23,329
Total production cost (A)	$23,500	$39,430	$13,024	$18,051	$94,005
Add: transportation and other selling cost	232	405	155	16	869
Add: smelting and refining cost	55	404	144	16	619
Add: environmental duty and royalties cost	2,026	365	255	148	2,794
Total cash cost (B)	$25,813	$40,604	$13,578	$18,231	$98,287
Workers’ participation	242	4,958	220	—	5,760
General and administrative expenses	—	—	—	—	11,284
Share-based payments	—	—	—	—	3,320
Accretion of decommissioning liabilities	293	418	306	—	1,017
Sustaining capital expenditures	4,190	7,309	957	105	12,976
Operating lease payments	1,604	164	870	—	3,093
All-In Sustaining Costs (C)	$32,142	$53,453	$15,931	$18,334	$135,737
Payable silver equivalent ounces produced (D)	1,785,988	3,364,067	803,400	352,860	6,306,315
Payable gold ounces produced (E)	N/A	N/A	N/A	4,360	N/A
Tonnes milled (F)	213,878	227,065	260,986	31,240	733,170

Cash cost per AgEq ounce (B/D)	$14.45	$12.07	$16.90	$51.66	$15.58
AISC per AgEq ounce (C/D)	$18.00	$15.89	$19.83	$51.96	$21.52
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$4,181	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$4,205	N/A
Production cost per tonne (A/F)	$109.88	$173.62	$49.91	$577.83	$128.21

First Majestic Silver Corp. 2024 Second Quarter Report	Page 46

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Six Months Ended June 30, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$24,777	$29,090	$8,294	$—	$62,161
Milling cost	19,201	15,976	10,324	20	45,521
Indirect cost	10,557	26,208	7,364	—	44,130
Total production cost (A)	$54,535	$71,274	$25,982	$20	$151,811
Add: transportation and other selling cost	520	541	85	—	1,289
Add: smelting and refining cost	225	667	218	9	1,119
Add: environmental duty and royalties cost	5,575	519	323	11	6,428
Add: change in inventory	(1,672)	(596)	(1,181)	862	(2,587)
Total cash cost (B)	$59,183	$72,405	$25,427	$902	$158,060
Workers’ participation	2,255	7,505	700	—	10,460
General and administrative expenses	—	—	—	—	18,007
Share-based payments	—	—	—	—	7,960
Accretion of decommissioning liabilities	614	687	569	—	1,869
Sustaining capital expenditures	6,784	13,017	2,046	—	21,926
Operating lease payments	3,473	653	2,074	—	6,954
All-In Sustaining Costs (C)	$72,309	$94,267	$30,816	$902	$225,237
Payable silver equivalent ounces produced (D)	4,853,945	4,467,750	1,043,804	63,080	10,428,579
Payable gold ounces produced (E)	N/A	N/A	N/A	721	N/A
Tonnes milled (F)	480,820	362,145	420,253	—	1,263,221

Cash cost per AgEq ounce (B/D)	$12.19	$16.21	$24.36	$14.30	$15.14
AISC per AgEq ounce (C/D)	$14.90	$21.10	$29.52	$14.30	$21.58
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$1,252	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$1,252	N/A
Production cost per tonne (A/F)	$113.42	$196.83	$61.82	–	$120.18

First Majestic Silver Corp. 2024 Second Quarter Report	Page 47

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Six Months Ended June 30, 2023
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$17,797	$31,282	$8,048	$26,838	$83,966
Milling cost	18,328	16,823	10,729	26,745	72,625
Indirect cost	10,082	25,843	6,800	5,252	47,977
Total production cost (A)	$46,207	$73,947	$25,578	$58,834	$204,566
Add: transportation and other selling cost	477	843	331	30	1,804
Add: smelting and refining cost	104	789	323	52	1,268
Add: environmental duty and royalties cost	4,106	742	361	780	5,989
Total cash cost (B)	$50,894	$76,321	$26,593	$59,696	$213,627
Workers’ participation	903	8,352	669	—	10,285
General and administrative expenses	—	—	—	—	19,342
Share-based payments	—	—	—	—	7,949
Accretion of decommissioning liabilities	573	815	598	514	2,500
Sustaining capital expenditures	8,733	15,859	1,991	7,994	34,999
Operating lease payments	2,955	349	1,747	—	5,884
All-In Sustaining Costs (C)	$64,058	$101,696	$31,598	$68,204	$294,586
Payable silver equivalent ounces produced (D)	3,888,166	6,652,193	1,643,779	1,732,930	13,917,068
Payable gold ounces produced (E)	N/A	N/A	N/A	20,685	N/A
Tonnes milled (F)	422,699	446,432	532,264	177,643	1,579,038

Cash cost per AgEq ounce (B/D)	$13.09	$11.47	$16.18	$34.45	$15.35
AISC per AgEq ounce (C/D)	$16.48	$15.29	$19.22	$39.36	$21.17
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,886	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$3,297	N/A
Production cost per tonne (A/F)	$109.31	$165.64	$48.05	$331.19	$129.55

First Majestic Silver Corp. 2024 Second Quarter Report	Page 48

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenues as reported	$136,166	$146,693	$242,180	$303,644
Add back: smelting and refining charges	574	617	1,119	1,267
Gross revenues	136,740	147,310	243,299	304,911
Less: Sandstorm gold revenues	(10)	(99)	(10)	(504)
Less: Wheaton gold revenues	(4,320)	(7,131)	(9,322)	(13,782)
Gross revenues, excluding Sandstorm, Wheaton (A)	$132,410	$140,079	$233,967	$290,624

Payable silver equivalent ounces sold	5,299,680	6,123,091	10,288,602	13,934,728
Less: Payable silver equivalent ounces sold to Sandstorm	(1,837)	(17,644)	(1,837)	(92,632)
Less: Payable silver equivalent ounces sold to Wheaton	(537,048)	(490,104)	(1,245,093)	(1,377,805)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	4,760,794	5,615,343	9,041,672	12,464,291

Average realized silver price per silver equivalent ounce (A/B)	$27.81	$24.95	$25.88	$23.32
Average market price per ounce of silver per COMEX	$28.86	$24.20	$26.10	$23.38

First Majestic Silver Corp. 2024 Second Quarter Report	Page 49

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Gross revenue, excluding Sandstorm, Wheaton	$132,410	$140,079	$233,967	$290,624
Less: Silver revenues	(55,279)	(66,912)	(100,906)	(127,977)
Gross gold revenues, excluding Sandstorm, Wheaton (A)	$77,131	$73,166	$133,061	$162,647

Gold ounces sold	40,184	50,460	74,970	109,647
Less: Gold ounces sold to Wheaton	(6,801)	(11,354)	(14,734)	(22,005)
Less: Gold ounces sold to Sandstorm	(21)	(210)	(21)	(1,066)
Gold ounces sold, excluding Sandstorm and Wheaton (B)	33,362	38,896	60,215	86,576

Average realized gold price per ounce (A/B)	$2,312	$1,881	$2,210	$1,879
Average market price per ounce of gold	$2,338	$1,977	$2,205	$1,934

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company's ability to generate liquidity from operating activities.

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Operating cash flows	$16,844	$20,379	$29,278	$15,709
Less: Sustaining capital expenditures	10,397	12,976	21,926	34,999
Free cash flow	$6,447	$7,403	$7,352	($19,290)

First Majestic Silver Corp. 2024 Second Quarter Report	Page 50

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure of operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net loss as reported	($48,251)	($17,534)	($61,814)	($118,194)
Adjustments for non-cash or unusual items:
Impairment of non-current assets	—	—	—	125,200
Deferred income tax expense (recovery)	22,635	(10,346)	11,859	(56,373)
(Gain) loss from investment in marketable securities	(240)	150	(97)	934
Loss on divestiture of mining interest	—	—	—	1,378
Share-based payments	3,418	3,320	7,960	7,949
Standby costs	—	8,360	—	13,437
Abnormal costs (1)	1,759	—	1,759	—
Write-down on assets held-for-sale	—	7,229	—	7,229
Write-down of mineral inventory	249	3,348	1,465	13,869
Adjusted net loss	($20,430)	($5,473)	($38,868)	($4,571)
Weighted average number of shares on issue - basic	292,027,581	280,993,803	289,619,145	277,625,669
Adjusted EPS	($0.07)	($0.02)	($0.13)	($0.02)

(1) Abnormal costs include $1.8 million incurred at San Dimas as a a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

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Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	June 30, 2024	December 31, 2023
Current Assets	$341,903	$309,057
Less: Current Liabilities	(111,965)	(120,138)
Working Capital	$229,938	$188,919
Available Undrawn Revolving Credit Facility	124,640	124,640
Available Liquidity	$354,578	$313,559

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2024, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of June 30, 2024. There have been no significant changes in our internal controls during the quarter ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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Limitations of Controls and Procedures

The Company’s management, including the President and CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and costs and mine plans and mine life; the security situation at the San Martin mine; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; construction and operations of the replacement well at La Encantada; statements with respect to water source development and water inventory levels at La Encantada; the timing of completion of exploration programs and drilling programs; the restarting of operations or potential plans at the Company's temporarily suspended and/or non-operating mines; the temporary suspension of processing activities at Jerritt Canyon; future exploration activities at the Jerritt Canyon Gold Mine and the costs thereof; anticipated reclamation and decommissioning activities and associated costs; conversion of mineral resources to proven and probable mineral reserves; analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the implementation and effect of cost reduction initiatives; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; sales of bullion direct to customers; payment of dividends; the impact of amendments to accounting policies; effectiveness of internal controls and procedures; the validity of the APA; statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under NAFTA or other claims and the compliance by counterparties with judgments or decisions; the continued development and future operations of the Company’s minting facility; the Share Repurchase Program (as defined herein); future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company; the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments; the Company’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Company’s intent to comply with future regulatory and compliance matters; expectations regarding the effects of public health crises including pandemics such as COVID‐19 on the Company's operations, the global economy and the market for the Company's products; and other statements identified as such in the documents incorporated by reference herein. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current

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conditions and expected future developments at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: global economic conditions including public health threats, the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating commodity prices, fluctuating currency exchange rates, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, uninsured risks, defects in title, availability and costs of materials and equipment, climate change events including, but not limited to, drought conditions, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations, availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount and other factors described in the Company’s most recently filed AIF under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Gonzalo Mercado, P. Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under NI 43-101. For more detailed information regarding the Company’s material mineral properties, please refer to the Company’s most recently filed AIF which is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to our most recent Form 40-F filed with the SEC.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s most recently filed AIF and the Company’s audited consolidated financial statements for the year ended December 31, 2023, is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.firstmajestic.com.

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